EXHIBIT 1

David Valenti (512) 236-2374 dvalenti@jw.com

December 19, 2002

VIA HAND DELIVERY

Corporate Secretary
Schlotzsky’s, Inc.
203 Colorado Street
Austin, Texas 78701

Dear Sir or Madam:

We represent Westdale Properties American I, Ltd (“Westdale”). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to Section 2.13 of the Bylaws of Schlotzsky’s, Inc. (the “Company”), we are submitting on behalf of our client a proposal to be presented to the 2003 annual meeting of the shareholders of Schlotzsky’s, Inc. and included in any proxy statement distributed by the Company with regard thereto. Our client’s proposal is set forth below, under the heading “Proposal”.

For your information, and consistent with Section 2.13 of the Company’s Bylaws, as of the date hereof: (i) Westdale is the beneficial holder of 421,100 shares of the Company’s Common Stock, has held more than $2,000 of market value worth of those shares consistently for the preceding twelve months and will hold not less than $2,000 of market value of those shares through the date of the Company’s 2003 Annual Meeting of Shareholders, (ii) Westdale’s record address is 3300 Commerce Blvd. East, Dallas, Texas 75225 and (iii) Westdale has no interest in the matters proposed, other than that of a holder of shares of the Company’s Common Stock. Although Westdale is not the record holder of shares of the Company’s Common Stock, it meets the eligibility requirements for submitting a shareholder proposal provided in Rule 14a-8 by virtue of the existence on file with the Securities and Exchange Commission of a Schedule 13D filed with respect to the Company’s Common Stock for more than the preceding twelve months. A copy of Westdale’s Schedule 13D/2A, dated September 26, 2001, is enclosed herewith, together with each amendment thereto filed after September 26, 2001.

We can confirm to you that our client intends to continue to hold not less than $2,000 of market value of the Company’s Common Stock through the date of the Company’s 2003 Annual Meeting of Shareholders.

Schlotzsky’s Inc.
December 19, 2002

Our client’s proposal for consideration at the Company’s 2003 Annual Meeting of Shareholders and a supporting statement related thereto is set forth below:

PROPOSAL

Proposal – Sale of the Company

The shareholders request our Board of Directors to pursue a sale of the Company in one or more parts in an open, publicly announced fashion with a view to consummating such transactions not later than February 1, 2004.

Supporting Statement

Shareholder value has declined:

1.	The value of Schlotzsky’s, Inc.’s stock has declined from approximately $6.50 per share in January 2002 to approximately $3 per share in December 2002.

2.	Five years ago Schlotzsky’s, Inc.’s stock, at times, was traded at a value of over $20 per share.

Financial and business performance have also declined:

3.
Schlotzsky’s, Inc. reported net income of $876,000, or $0.12 per diluted share, for the nine months ending September 30, 2002, compared to net income of $2,001,000, or $0.27 per diluted share, in the prior nine month period.

4.	Systemwide sales (including franchised and Company-owned restaurants) and same store sales of Schlotzsky’s, Inc. declined 7.7% and 6.3%, respectively, in 2002 compared to the third quarter in 2001.

5.	Schlotzsky’s, Inc. reported $1,651,000 of earnings before interest, taxes, depreciation and amortization for the third quarter of 2002, down from $2,540,000 for the third quarter of 2001.

6.	Schlotzsky’s, Inc. debt as a percentage of shareholder’s equity has increased from approximately 53% at the end of 2001 to approximately 80% at the end of September, 2002.

7.	During 2001, Schlotzsky’s, Inc. and its franchisees opened only 18 new Schlotzsky’s-Registered Trademark-Deli restaurants, compared to 32 and 66 in the previous two years.

8.	During 2001, 2000 and 1999, Schlotzsky’s, Inc. and its franchisees closed 73, 91 and 61 restaurants, respectively.

Schlotzsky’s Inc.
December 19, 2002

Sale of the Company is called for:

9.
Some Schlotzsky’s, Inc. shareholders are disappointed in the decline of their stock value and the poor financial and business performance of the Company. These shareholders seek to increase shareholder value for all Schlotzsky’s Inc. shareholders through an open, publicly announced sale of the company.

In the interest of shareholder value vote yes:

That concludes our client’s shareholder proposal and supporting statement.

Should you have any questions, please do not hesitate to contact Jeffrey M. Sone at our offices in Dallas at 214-953-6107.

Sincerely,

David Valenti